Filed pursuant to Rule 424(b)(3)
File No. 333-282873

Up to $2,000,000,000
Common Stock
Supplement No. 7, dated August 7, 2026
to
Prospectus, dated October 29, 2024 and
Prospectus Supplement, dated October 30, 2024

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated October 30, 2024 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated October 29, 2024 (the “Base Prospectus,” and together with the ATM Prospectus Supplement and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to certain equity distribution agreements (as described below). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the sections entitled “Risk Factors” on page S-9 of the ATM Prospectus Supplement, page 10 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
On March 4, 2019, we initially established the ATM Program to which the Prospectus relates, and through which we may sell, from time to time through sales agents, up to a maximum aggregate amount of $2,000,000,000 in shares of our common stock. In connection with the ATM Program, we have entered into those certain (i) third amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Jefferies LLC (“Jefferies”) and Raymond James & Associates, Inc. (“Raymond James”) and (ii) amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Citizens JMP Securities, LLC (“Citizens Capital Markets”) and B. Riley Securities, Inc. (“B. Riley”).
This supplement is being filed to reflect that, on August 7, 2026, we added an additional sales agent to the ATM Program, RBC Capital Markets, LLC ("RBC" and, together with Jefferies, Raymond James, Citizens Capital Markets and B. Riley, the “Sales Agents”). In connection therewith, we entered into that certain equity distribution agreement, dated August 7, 2026, with RBC. The Company’s equity distribution agreements with each of the Sales Agents are on substantially the same terms and conditions as one another.
In light of the above, each reference to the term “Sales Agent” or “Sales Agents” in the ATM Prospectus Supplement is hereby amended to include Jefferies, Raymond James, Citizens Capital Markets, B. Riley, and RBC.
We will pay the Sales Agents a commission of 1.5% of the gross sales price of shares of our common stock sold through them pursuant to the ATM Program. The estimated offering expenses payable by us, in addition to such commission and reimbursement of expenses, are approximately $4,100,000 (of which we have incurred $2,290,000 as of August 5, 2026), which includes legal, accounting and printing costs and various other fees associated with registering the shares of common stock and the filing fees incident to the review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) of the terms of the sale of our common stock in the ATM Program, as well as the reimbursement of certain reasonable fees and expenses of counsel to the Sales Agents incurred in connection with the initial launch of the ATM Program (including legal fees and expenses relating to the review by FINRA of the terms of the sale of our common stock in the ATM Program), and up to $12,500 per calendar quarter during the term of the equity distribution agreements for fees and expenses of counsel to the Sales Agents incurred in connection with quarterly updates for the ATM Program. The remaining sales proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.
The principal business address of Jefferies is 520 Madison Avenue, New York, New York 10022. The principal business address of Raymond James is 880 Carillon Parkway, St. Petersburg, Florida 33716. The principal business address of Citizens Capital Markets is 101 California Street, Suite 1700, San Francisco, California 94111. The principal business address of B. Riley is 299 Park Avenue, 21st Floor, New York, New York 10171. The principal business address of RBC is 200 Vesey Street, 8th Floor, New York, New York 10281.
STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to June 30, 2026, we sold a total of 43,145,727 shares of our common stock under the ATM Program for gross proceeds of approximately $933.7 million and net proceeds of approximately $917.2 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result and as of the date hereof, up to approximately $1.1 billion in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses (as a percentage of offering price)	0.25%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	1.75%

Annual Expenses (as a percentage of net assets attributable to common stock for the fiscal quarter ended June 30, 2026):
Operating expenses	2.86%	(4)
Interest payments on borrowed funds	8.03%	(5)
Income tax benefit	(0.27)%	(6)
Acquired fund fees and expenses	0.13%	(7)
Total annual expenses	10.75%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The percentage reflects estimated offering expenses for this offering of approximately $4,100,000, of which we have incurred $2,290,000 as of August 5, 2026, and assumes that we sell all $2.0 billion of shares of common stock available under the equity distribution agreements with the Sales Agents.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on actual operating expenses for the quarter ended June 30, 2026. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents (a) our estimated annual interest payments based on actual interest rate terms under our credit facilities, with available commitments of $510 million under the Company's senior secured revolving credit facility (the “Corporate Credit Facility”) and available commitments of $200 million under the Company's special purpose vehicle financing credit facility (the “SPV Credit Facility”), and our anticipated drawdowns from our credit facilities, (b) our actual interest rate terms under the SBA-guaranteed debentures issued by each of Capital Southwest SBIC I, LP and Capital Southwest SBIC II, LP (the "SBA Debentures") and our anticipated drawdowns of the SBA Debentures, and (c) our estimated annual interest payments, based on actual interest rate terms, on the 5.125% convertible notes due 2029 (the "2029 Convertible Notes") and the 5.950% notes due 2030 (the “September 2030 Notes”). As of June 30, 2026, we had $280.0 million in borrowings outstanding under our Corporate Credit Facility, $113.0 million outstanding under our SPV Credit Facility, $265.0 million outstanding under the SBA Debentures, $230.0 million in aggregate principal of the 2029 Convertible Notes outstanding, and $350.0 million in aggregate principal of the September 2030 Notes outstanding. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax benefit relates to the accrual of (a) deferred and current tax provision/(benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax [provision] represents the estimated annual income tax expense of CSWC and its consolidated subsidiaries based on actual income tax expense for the quarter ended June 30, 2026.
(7)Acquired fund fees and expenses represent the estimated annual indirect expense incurred due to our equity investment in CapTrin Partners, LLC ("CapTrin"), our unconsolidated joint venture with Trinity Capital Inc., based upon the actual amount of fees and expenses incurred during the quarter ended June 30, 2026. During the quarter ended June 30, 2026, such expenses included organizational expenses associated with the formation of CapTrin, which have not been annualized.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. These amounts assume (1) a 1.50% sales load (Sales Agents discounts and commissions) and (2) offering expenses totaling 0.25%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$125	$318	$489	$839

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.

PRICE RANGE OF COMMON STOCK AND HOLDERS

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol “CSWC.”

The following table sets forth, for each fiscal quarter within the two most recently completed fiscal years and subsequent interim periods, the range of high and low selling prices of our common stock as reported on the Nasdaq Global Select Market, as applicable, and the sales price as a percentage of the NAV per share of our common stock.

		Price Range
	NAV (1)	High	Low	Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)

Year ending March 31, 2027
Second Quarter (through August 5, 2026)	*	$24.86	$23.14	*	*
First Quarter	$16.61	24.43	21.73	47.09%	30.79%
Year ended March 31, 2026
Fourth Quarter	$16.69	23.84	21.17	42.84%	26.84%
Third Quarter	16.75	22.52	19.37	34.43	15.64
Second Quarter	16.62	23.49	21.69	41.34	30.51
First Quarter	16.59	22.49	17.46	35.56	5.24
Year ended March 31, 2025
Fourth Quarter	$16.70	$23.86	$21.23	42.87%	27.13%
Third Quarter	16.59	25.90	20.68	56.12	24.65
Second Quarter	16.59	27.23	22.70	64.14	36.83
First Quarter	16.60	27.22	24.08	63.98	45.06

(1)NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)Calculated as the respective high or low share price divided by NAV and subtracting 1.

* NAV has not yet been determined.

On August 5, 2026, there were approximately 279 holders of record of our common stock, which did not include shareholders for whom shares are held in “nominee” or “street name.” On August 5, 2026, the closing price of our common stock on the Nasdaq Global Select Market was $24.42 per share.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from NAV per share or at premiums that are unsustainable over the long term are separate and distinct from the risk that our NAV per share will decrease. It is not possible to predict whether our common stock will trade at, above, or below NAV per share.